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                                                                     EXHIBIT 4.5

                              REDEMPTION AGREEMENT

      THIS REDEMPTION AGREEMENT (the "Agreement") is made and entered into as of this _________ day of December 2003, by and between BRIGHTSTAR CORP., a Delaware corporation (the "Company") and DAVID PETERSON (the "Stockholder").

                                    WITNESSETH

      WHEREAS, the Stockholder legally and beneficially owns, after taking into account a 24,207.267 for 1 common stock split, Seven Million Four Hundred Seven Thousand Four Hundred Twenty Four (7,407,424) shares (the "Stockholder's Shares") of common stock, no par value (the "Common Stock"), of the Company, representing twenty seven and two-tenths percent (27.2%) of the issued and outstanding shares of the capital stock of the Company;

      WHEREAS, the Stockholder has requested that the Company purchase and redeem from the Stockholder twenty two and two-tenths percent (22.2%) of the issued and outstanding shares of Common Stock of the Company for Five Million Eight Hundred Seventy Five Thousand Dollars ($5,875,000);

      WHEREAS, the Company has agreed to purchase and redeem from the Stockholder Six Million Three Hundred Sixty Three Thousand Nine Hundred Sixty Three (6,363,963) shares (the "Redeemed Shares") of the Stockholder's Shares pursuant to the terms and conditions set forth in this Agreement, as a result of which the Stockholder shall continue to own One Million Forty Three Thousand Four Hundred Sixty One (1,043,461) shares of Common Stock of the Company, representing five percent (5.0%) of the issued and outstanding shares of Common Stock of the Company after the redemption.

      NOW THEREFORE, in consideration of the mutual agreements and covenants contained herein, and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

      1. Recitals. The foregoing recitals are true and correct and are incorporated herein by this reference.

      2. Redemption of Stockholder's Interest. Pursuant to the terms and conditions of this Agreement and on the Closing Date (as hereinafter defined), the Stockholder shall sell to the Company, and the Company shall purchase and redeem from the Stockholder, the Redeemed Shares. The purchase price (the "Purchase Price") for the Redeemed Shares shall be Five Million Eight Hundred Seventy Five Thousand Dollars ($5,875,000).

      3. Closing. The closing ("Closing") of the transactions contemplated hereby shall take place as of the date hereof (the "Effective Date"); provided, however, that in the event the first closing of the transactions contemplated by that certain Purchase Agreement (the "Investor Purchase Agreement") by and among the Company, Brightstar US, Inc., and the Purchasers (as defined in Purchase Agreement) is not consummated within thirty (30) days from the date hereof, then this Agreement shall be null and void ab initio, and all certificates evidencing the Redeemed Shares shall be duly and validly transferred to the Stockholder and no party shall have

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any further obligations under this Agreement. A true and correct copy of the
Investor Purchase Agreement is attached hereto as Exhibit A.

      4. Deliveries.

            (a) Deliveries by Stockholder. Within five (5) business days after Closing, the Stockholder shall deliver to the Company stock certificate number 7 of the Company, issued in the name of the Stockholder, representing the Stockholder's Shares. The certificate shall be duly endorsed by the Stockholder, validly transferring the Stockholder's Shares to the Company.

            (b) Deliveries by the Company. Upon receipt of the certificate evidencing the Stockholder's Shares, the Company shall issue to the Stockholder a stock certificate of the Company, issued in the name of the Stockholder, representing 1,043,461 shares of Common Stock of the Company. Within five (5) business days after the closing of the Investor Purchase Agreement, the Company shall pay to the Stockholder the Purchase Price, less any withholdings required by law, via wire transfer to an account of the Stockholder designated in writing to the Company by the Stockholder.

      5. Representations and Warranties of the Stockholder. The Stockholder represents, warrants and covenants to the Company, as of the date hereof, as follows:

            (a) Authority; Validity. The Stockholder has the full power and authority to enter into this Agreement and to carry out the transactions contemplated hereby, and this Agreement has been duly and validly executed and delivered by the Stockholder and constitutes the legal, valid and binding agreement of the Stockholder and is enforceable in accordance with its terms.

            (b) Ownership of Shares. Except for that certain pledge in favor of Motorola, Inc., said pledge to be dissolved prior to the payment of the Purchase Price, the Stockholder is the lawful record and beneficial owner of the Redeemed Shares, free and clear of any liens, claims or encumbrances of any kind.

            (c) No Violations. The execution and delivery of this Agreement and the consummation and compliance with the transactions contemplated hereunder by the Stockholder shall not, directly or indirectly (with or without notice or the lapse of time or both), violate, breach or cause an event of default under any agreement, contract, judgment or order to which the Purchaser is a party or by which he is bound.

            (d) Consents and Approvals. There is no requirement applicable to the Stockholder to make any filing with, or to obtain any permit, authorization, license, consent or approval of, any third party as a condition to the lawful consummation of the transactions contemplated by this Agreement.

            (e) Access to Information. The Stockholder and his attorneys, accountants, tax advisors and financial consultants (collectively, the "Advisors") have such knowledge and experience in financial, tax, and business matters, and, in particular, the Company, so as to enable them to utilize the information made available to them in connection with this sale of the Redeemed Shares and to evaluate the merits and risks of such sale, especially in light of the

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contemplated Investor Purchase Agreement. The Stockholder and his Advisors have received, carefully reviewed and understood all documents requested by them in connection with this Agreement. The Stockholder and his Advisors have had sufficient access to all of the Company's business, financial and accounting records, and the Stockholder and his Advisors have obtained sufficient information to evaluate the merits and risks of Stockholder's sale of the Redeemed Shares and to make such a decision. The Stockholder and his Advisors have had the opportunity to ask questions and receive answers from the Company's directors and officers concerning the Company (including, without limitation, the Company's financial condition, strategic plans and current and proposed operations) which the Stockholder and his Advisors believe to be necessary in order to reach an informed decision regarding the advisability of his sale of the Redeemed Shares. The Stockholder is satisfied that there are no material facts regarding the Company as to which he has not been fully informed and he is aware that he is selling the Redeemed Shares for a Purchase Price which is significantly under market value. WITHOUT LIMITING THE FOREGOING, THE STOCKHOLDER AND HIS ADVISORS HAVE BEEN MADE SPECIFICALLY AWARE OF THE TRANSACTIONS CONTEMPLATED BY THE INVESTOR PURCHASE AGREEMENT, AND ARE FULLY-AWARE OF THE TERMS AND CONDITIONS OF SUCH INVESTOR PURCHASE AGREEMENT, INCLUDING, WITHOUT LIMITATION, THAT THE VALUE OF THE COMPANY FOR PURPOSES OF THE INVESTOR PURCHASE AGREEMENT IS TWO HUNDRED TWENTY NINE MILLION (U.S.) DOLLARS ($229,000,000), AND THE STOCKHOLDER AND HIS ADVISORS ARE FULLY AWARE THAT SAID VALUATION IS FAR IN EXCESS OF THE VALUATION OF THE COMPANY OF APPROXIMATELY TWENTY SIX MILLION ($26,000,000) ESTABLISHED BY THIS TRANSACTION.

            (f) No Other Representations or Statements. In entering into this Agreement, neither the Stockholder nor his Advisors are relying on any representations or statements made by the Company or its subsidiaries or their respective shareholders, officers, directors, employees, agents or advisors, but the Stockholder's decision to enter into this Agreement is based solely on the terms and conditions set forth in this Agreement and the information made available to the Stockholder and his Advisors for their independent review, and the Stockholder is entering into this Agreement voluntarily and that no person or entity has coerced or unduly influenced his decision to enter into this Agreement.

      6. Representations and Warranties of the Company. The Company represents and warrants to the Stockholder, as of the date hereof and as of the Closing Date, that:

            (a) Organization. The Company is a corporation duly organized and validly existing under, and by virtue of, the laws of Delaware and is in good standing under such laws. The Company has all requisite power and authority to own and operate its properties and assets, and to carry on its business as presently conducted.

            (b) Authority. The Company has full power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Company. This Agreement has been duly and validly executed and delivered by the Company and constitutes the legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms

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            (c) No Violations. The execution and delivery of this Agreement and the consummation and compliance with the transactions contemplated hereunder by the Company shall not, directly or indirectly (with or without notice or the lapse of time or both), violate, breach or cause an event of default under the Company's charter documents or bylaws, or any agreement, contract, judgment or order to which the Company is a party or by which it is bound.

            (d) Consents and Approvals. There is no requirement applicable to the Stockholder to make any filing with, or to obtain any permit, authorization, license, consent or approval of any third party (which will not have been obtained by the Company prior to the Closing Date) as a condition to the lawful consummation of the transactions contemplated by this Agreement.

            (e) Guarantees. On and after the Effective Date, the Company shall use its best reasonable efforts to have the Stockholder released from any guarantees to which the Stockholder is a party as a result of him being a stockholder of the Company. To the extent the Company is unable to have the Stockholder released from a guarantee, the Company shall indemnify the Stockholder from and against all losses, liabilities, claims, damages and expenses whatsoever (including, but not limited to, any and all expenses incurred in investigating, preparing or defending against any litigation commenced or threatened) (collectively, "Indemnified Losses") based upon or arising from said guaranty.

      7. Indemnification.

            (a) Indemnification by Stockholder. The Stockholder agrees to indemnify and hold harmless the Company, and its respective officers, directors, shareholders, employees, agents, representatives, and affiliates against all Indemnified Losses based upon or arising out of any breach by the Stockholder of any representation, warranty, covenant or agreement made by the Stockholder herein.

            (b) Indemnification by Company. The Company agrees to indemnify and hold harmless the Stockholder against all Indemnified Losses based upon or arising out of any breach by the Company of any representation, warranty, covenant or agreement made by the Company herein.

      8. Certain Company Protection Provisions. The following provisions apply for the protection of the Company, and shall survive indefinitely, beyond the duration of this Agreement; provided, however, no such survival shall have the effect of extending the Restrictive Period (as hereinafter defined):

            (a) Noncompetition. During the Restricted Period (as hereinafter defined), the Stockholder shall not directly or indirectly compete with the Company or any of its subsidiaries through a Competitive Business (as hereinafter defined) or own, manage, control or participate in the ownership, management or control of, or be employed or engaged by or otherwise affiliated or associated with any Competitive Business. As used herein, the term "Restricted Period" means a period of time commencing on the date hereof and ending on the second (2nd) anniversary of the later of (i) the date the Stockholder no longer maintains an ownership interest in the Company; or (ii) the date the Stockholder no longer maintains an

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employment relationship with the Company. As used herein, a "Competitive
Business" is the wholesale distribution of wireless products in the United States or Latin America and/or the provision of logistics and/or after-market services in the wireless telecommunications industry.

            (b) Confidentiality. The Stockholder agrees and acknowledges that, by reason of the nature of his relationship with the Company and its subsidiaries, he has had access to and learned of confidential and secret information which is a competitive asset of the Company ("Confidential Information"), including, without limitation, any lists of customers, suppliers, formulas, financial statistics, research data or any other statistics and plans contained in profit plans, capital plans, critical issue plans, strategic plans or marketing or operation plans or other information concerning the business of the Company or any of its subsidiaries. The Stockholder agrees faithfully to keep in strict confidence, and not, either directly or indirectly, to make known, divulge, reveal, furnish, make available or use any such Confidential Information. The Stockholder acknowledges that all manuals, instruction books, price lists, experiment logs or papers, information and records and other information and aids relating to the business of the Company or any of its subsidiaries, and any and all other documents containing Confidential Information furnished to the Stockholder by the Company or any of its subsidiaries or otherwise acquired or developed by the Stockholder is the property of the Company and its subsidiaries and shall be returned promptly to the Company by the Stockholder.

            (c) Remedies. It is expressly agreed by the Stockholder and the Company that these provisions are reasonable for purposes of preserving for the Company its business, goodwill and proprietary information. The Stockholder acknowledges and agrees that the covenants contained in this Section 8 are essential elements of this Agreement, and that but for these covenants, the Company would not have entered into this Agreement. It is also agreed that if any provision is found by a court having jurisdiction to be unreasonable because of scope, area or time, then that provision shall be amended to correspond in scope, area and time to that considered reasonable by a court and as amended shall be enforced and the remaining provisions shall remain effective. In the event of any breach of these provisions by the Stockholder, the parties recognize and acknowledge that a remedy at law will be inadequate and the Company may suffer irreparable injury. Accordingly, the Seller consents that in the event the Stockholder breaches or threatens to commit a breach of any of the provisions of Section 8, then the Company shall have the right and remedy to injunctive and other appropriate equitable relief without the posting of any type of bond or surety upon the institution of proceedings therefor by the Company in order to protect the Company's rights.

      9. Miscellaneous Provisions.

            (a) Entire Agreement. This Agreement constitutes the entire agreement among the parties pertaining to the subject matter hereof, and supersedes and revokes any and all prior or existing agreements, written or oral, relating to the subject matter hereof, and this Agreement shall be solely determinative of the subject matter hereof.

            (b) Amendments. This Agreement may not be amended, modified, superseded, canceled, or terminated, except by a written instrument executed by the parties hereto.

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            (c) Counterparts. This Agreement may be executed in one or more counterparts, and any such counterpart shall, for all purposes, be deemed an original, but all such counterparts together shall constitute but one and the same instrument. All parties acknowledge that a facsimile copy of this Agreement may be executed and shall have the same binding force and effect, and in such case each party agrees to execute the appropriate original agreement thereafter if requested.

            (d) Severability. The invalidity or unenforceability of any provision hereunder (or any portion of such a provision) shall not affect the validity or enforceability of the remaining provisions (or remaining portions of such provisions) of this Agreement.

            (e) Waiver. Neither party may, at any time or times, waive (in whole or in part) any rights or privileges to which he or it may be entitled hereunder. However, no waiver by any party of any condition or of the breach of any term contained in this Agreement, in any one or more instances, shall be deemed to be or construed as a further continuing waiver of any other condition or of any breach of any other terms contained in this Agreement, and no waiver shall be effective unless it is in writing and signed by the waiving party and to the extent required, any other prerequisites to a waiver under this Agreement are satisfied.

            (f) Binding Effect and Agreement. This Agreement shall be binding upon the parties hereto and their respective heirs, personal or other legal representatives, successors, and permitted assigns.

            (g) Governing Law; Jurisdiction; Venue; Consent to Service. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Florida, determined without regard to provisions of conflicts of laws. Each of the parties hereto irrevocably consents to the exclusive jurisdiction of the state courts located in Miami-Dade County, Florida in any and all actions between or among any of the parties hereto, whether arising hereunder or otherwise, without regard to its conflict of laws principles to the extent that such principles would require the application of laws other than the State of Florida. Venue for any action arising hereunder shall lie exclusively in Miami-Dade County, Florida.

            (h) Enforcement Costs. If any legal action or other proceedings is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with any provision of this Agreement, the prevailing party shall be entitled to recover reasonable attorneys' fees, court costs and all expenses incurred in that action or proceeding, in addition to any other relief to which such party may be entitled.

            (i) Independent Representation. Each party hereto acknowledges and agrees that Kirkpatrick & Lockhart LLP has solely represented the Company in connection with this Agreement, and the transactions contemplated herein, and accordingly the Stockholder has relied solely on the professional services of his own counsel, Andrew T. Freund, Esq., with respect to this Agreement and the transactions contemplated hereby, and the Stockholder has not received any legal advice from Kirkpatrick & Lockhart LLP in connection with this Agreement. Each of the parties hereto acknowledges that Kirkpatrick & Lockhart LLP has represented the Stockholder in unrelated matters and each party specifically waives any conflict as a result of such other representation and the transactions contemplated herein.

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            (j) Notice. All notices, requests, consents and other communications required or permitted under this Agreement shall be in writing and shall be addressed to the address set forth below:

          If to the Company:      Brightstar Corp.
                                  2010 N.W. 84th Avenue
                                  Miami, Florida 33122
                                  Attention: R. Marcelo Claure, President
                                  Telephone: (305) 921-1201
                                  Facsimile: (305) 513-8676

          With a copy to:         Kirkpatrick & Lockhart LLP
                                  Miami Center, 20th Floor
                                  201 S. Biscayne Blvd.
                                  Miami, Florida 33131
                                  Telephone: (305) 539-3327
                                  Facsimile: (305) 358-7095

          If to Stockholder:      David Peterson
                                  3771 Tamarack Cir.
                                  Crystal Lake, Illinois 60012
                                  Telephone: (847) 383-4008
                                  Facsimile: (815) 444-1007

          With a Copy to:         Andrew T. Freund, Esq.
                                  94 Dole Avenue
                                  Crystal Lake, IL 60014
                                  Telephone: (815) 477-4900
                                  Facsimile: (815) 477-4955

or to such other address as may be designated by notice complying with the terms of this Section 9(j). Each such notice shall be deemed delivered: (a) on the date delivered if by personal delivery; (b) upon electronic confirmation of transmission if delivered by facsimile; (c) three (3) days after delivery, if delivered by a nationally recognized courier (i.e., Federal Express, United Parcel Service, DHL); or (d) five (5) days if delivered by registered mail, return receipt requested.

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      IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

                                          BRIGHTSTAR CORP.

                                          By: /s/ R. Marecelo Claure
                                              ---------------------------------
                                          Name: R. Marcelo Claure
                                          Its: Chief Executive Officer

                                          /s/ David Peterson
                                          --------------------------------------
                                          DAVID PETERSON

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